Exhibit 12.1

Alpha Natural Resources, Inc. and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges

(Amounts in thousands except ratio)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2011	2010	2011	2010
Earnings:
Income from continuing operations before income taxes	$62,426	$34,021	$65,067	$104,223
Adjustments:
Fixed charges	64,117	20,700	120,174	65,946
Income (loss) from equity investees	(1,396)	711	(871)	1,469
Amortization of capitalized interest	28	26	80	82
Capitalized interest	—	(1,155)	(118)	(1,496)
	$125,175	$54,303	$184,332	$170,224

Fixed Charges:
Interest expense	$49,148	$17,834	$94,726	$58,458
Loss on early extinguishment of debt	5,212	—	9,768	1,349
Portion of rental expense representative of interest	9,757	1,711	15,562	4,643
Capitalized interest	—	1,155	118	1,496
	$64,117	$20,700	$120,174	$65,946

Ratio of earnings to fixed charges	1.95	2.62	1.53	2.58